Exhibit 17

FOR IMMEDIATE RELEASE

Wal-Mart Confirms Successful Tender Offer for D&S

Investment provides major foothold in key South American market

BENTONVILLE, Ark. and SANTIAGO, Chile, Jan. 23, 2009 – Wal-Mart Stores, Inc. (NYSE: WMT) confirmed today as successful its tender offer to acquire Distribución y Servicio D&S S.A. (DYS), Chile’s largest food retailer.

The offer will result in the acquisition by Wal-Mart of approximately 58.2 percent of the issued and outstanding shares of D&S, including shares represented as American Depository Shares in the United States. Felipe Ibáñez Scott and Nicolas Ibáñez Scott will collectively retain approximately 40.1 percent of the shares of D&S, leaving approximately 1.7 percent held by the public. The tender offer period commenced Dec. 24 and closed at midnight Jan. 22 local Santiago time.

The final results of the tender offer, including the actual number of shares tendered to Wal-Mart, will be published in a Notice of Results in Chile this Sunday, Jan. 25. As was provided in the prospectus, payment for shares that have been tendered and accepted is expected to begin this Thursday, Jan. 29.

According to Craig Herkert, Wal-Mart Executive Vice President and CEO of the Americas, “Partnering with D&S, with its strong brands and its position as Chile’s largest food retailer, is an important step in implementing Wal-Mart’s international strategy. We continue to focus on portfolio optimization, global leverage and winning in every market.”

With 2007 net revenues in excess of US $3.8 billion, D&S has more than 180 stores, 10 shopping centers and 85 PRESTO financial services branches. D&S began as a family-owned operation led by Manuel Ibáñez Ojeda in 1957 with its first supermarket called Almac. The business was expanded by his sons, Felipe Ibáñez Scott and Nicolas Ibáñez Scott, who will remain engaged in the business. With headquarters in Santiago, D&S has more than 34,500 associates. The company operates under a number of different formats including hypermarkets Hiper de LIDER, supermarkets Express de LIDER, Super Bodega Acuenta and Ekono convenience stores.

According to Enrique Ostale, Chief Executive Officer of D&S, “This partnership will allow us to reach even higher levels of excellence in our operations and customer service. By combining our local retailing knowledge with Wal-Mart’s global expertise, we will create additional growth opportunities for our company and for our associates. We will also be able to deliver to our customers a broader selection, better quality and lower prices. We are very pleased the tender offer was successful.”

Herkert agreed. “With the finalization of this transaction, we are bringing together two strong and similar cultures to create an even stronger D&S organization,” he said. “We share similar structures, formats and feature a similar broad range of products. More importantly, we share similar values: integrity, sustainability, care for the associate, local supplier development and saving people money, so they can live better.”

According to Herkert, the transaction will bring additional investment to Chile, not only in upgraded and new stores, but in associate and supplier development. Wal-Mart already has a global procurement office in Santiago and currently exports Chilean products to its stores in the United States and throughout the world.

“Chile is already a growing global source for seafood, fruits and vegetables. Our investment will further strengthen Chile as a world-class supplier. Not only do we provide local suppliers additional global opportunities through Wal-Mart’s global network of stores, we also have a history of collaborating with suppliers to enhance their productivity, product innovation, quality, packaging and environmental friendliness.”

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About Wal-Mart Stores, Inc. (NYSE: WMT)

Wal-Mart Stores, Inc. operates Wal-Mart discount stores, supercenters, Neighborhood Markets and Sam’s Club locations in the United States. The Company operates in Argentina, Brazil, Canada, China, Costa Rica, El Salvador, Guatemala, Honduras, Japan, Mexico, Nicaragua, Puerto Rico and the United Kingdom and, through a partnership, in India. The Company’s securities are listed on the New York Stock Exchange under the symbol WMT. More information about Wal-Mart can be found by visiting www.walmartstores.com. Online merchandise sales are available at www.walmart.com and www.samsclub.com.

About Distribución y Servicio S.A.

D&S is a Chilean company whose stock is traded in the national and international Stock Exchanges and whose core business is food retail through the different retail formats such as Express de LIDER supermarkets, Hiper de LIDER hypermarkets and the Ekono and Acuenta discount formats. In addition to its retail business, D&S also operates a real estate division, Saitec, which develops and manages supermarkets and shopping centers and also operates a financial services division, PRESTO, which provides credit to consumers and a number of other products and services. More information about D&S can be found by visiting www.dys.cl.

Media contacts:

In the U.S.: Wal-Mart Stores, Inc.

Kevin Gardner + (479) 204-6143 kevin.gardner@wal-mart.com

In Chile: Burson-Marsteller

Barbara Rochefort (562) 7517140 barbara.rochefort@bm.com

Gonzalo Maffei (562) 7517144 gonzalo.maffei@bm.com

Investor contacts:

Wal-Mart Investor Relations

Carol Schumacher + (479) 277-1498

Mike Beckstead + (479) 277-9958